Exhibit 99.2

ITW Conference Call

Fourth Quarter

2003

ITW
Agenda

1. Introduction………………………..John Brooklier

2. Financial Overview……………..Jon Kinney

3. Manufacturing Segments……… John Brooklier

4. Forecast 2004………………………….Jon Kinney

5. Q & A…………………………...Kinney/Brooklier

ITW
Forward-Looking Statements

This conference call contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including, without limitation, statements regarding end market conditions and base business expectations for full year 2004 and the company's related earnings forecasts. These statements are subject to certain risks, uncertainties, and other factors, which could cause actual results to differ materially from those anticipated, including, without limitation, the risks described herein. Important factors that may influence future results include (1) a downturn in the construction, automotive, general industrial, food service and retail, or commercial real estate markets, (2) deterioration in global and domestic business and economic conditions, particularly in North America, the European Community or Australia, (3) the favorable or unfavorable impact of foreign currency fluctuations, (4) an interruption in, or reduction in, introducing new products into the Company's product line, and (5) a continuing unfavorable environment for making acquisitions or dispositions, domestic and international, including adverse accounting or regulatory requirements and market values of candidates.

Conference Call Playback

Replay number: 402-220-9672

Telephone replay available through midnight of February 12, 2004

No pass code necessary

Web cast / PowerPoint replay available at itw.com website

ITW
Quarterly Highlights

	2002	2003	F(U) Last Year	
	Q4	Q4	Amount	%
Operating Revenues	2,427.4	2,626.0	198.6	8.2%
Operating Income	369.9	431.7	61.8	16.7%
% of Revenues	15.2%	16.4%	1.2%	
Income From Continuing Operations				
Income Amount	227.9	286.9	59.0	25.9%
Income Per Share-Diluted	0.74	0.93	0.19	25.7%
Average Invested Capital	6,496.5	6,875.6	379.1	5.8%
Return on Average Invested Capital	14.8%	17.3%	2.5%	
Free Operating Cash Flow	294.2	425.7	131.5	44.7%

ITW
Quarterly Operating Analysis

	Revenue	Income	Margins
Base Manufacturing Business			
Operating Leverage	0.4%	1.1%	0.1%
Non Volume Related		5.8%	0.9%
Total	0.4%	6.9%	1.0%
Acquisitions / Divestitures	4.0%	2.3%	-0.3%
Translation	5.9%	5.8%	-0.1%
Restructuring		2.6%	0.4%
Leasing & Investment	-1.9%	-0.9%	0.2%
Other Revenue	-0.2%		
Total	8.2%	16.7%	1.2%

ITW
Leasing & Investment

	2002 Q4	2003 Q4	F(U) Last Year	
			Amount	%
Operating Revenues	74.1	27.9	(46.2)	-62.4%
Operating Income	25.7	22.7	(3.0)	-11.7%
Operating Margins	34.7%	81.3%	46.6%	

ITW
Non Operating & Taxes

	2002 Q4	2003 Q4	F(U) Last Year Amount	%
Operating Income	369.9	431.7	61.8	16.7%
Interest Expense	(17.9)	(18.0)	(0.1)	
Other Income (Expense)	(1.3)	3.5	4.8	
Income From Continuing Operations-P/T	350.7	417.2	66.5	19.0%
Income Taxes	122.8	130.3	7.5	
% to Pre Tax Income	35%	31%	4%	
Income From Continuing Operations-A/T	227.9	286.9	59.0	25.9%

ITW
Invested Capital

	12/31/02	9/30/03	12/31/03
Trade Receivables	1,500.0	1,701.9	1,721.2
Days Sales Outstanding	55.6	60.5	59.0
Inventories	962.7	980.0	992.0
Months on Hand	1.8	1.8	1.7
Other Current Assets	354.3	353.0	385.5
Accounts Payable & Accruals	(1,476.8)	(1,452.4)	(1,432.8)
Operating Working Capital	1,340.2	1,582.5	1,665.9
% to Revenue(Prior 4 Qtrs.)	14%	16%	17%
Net plant & Equipment	1,631.2	1,670.2	1,728.6
Investments, net of L&I Debt	622.3	584.2	633.4
Goodwill	2,394.5	2,519.4	2,511.3
Other net	415.0	427.6	428.1
Invested Capital	6,403.2	6,783.9	6,967.3

ITW
Debt & Equity

	12/31/02	9/30/03	12/31/03
Total Capital			
Short Term Debt	121.6	70.2	56.1
Long Term Debt	1,460.4	926.2	920.4
Total Debt	1,582.0	996.4	976.5
Stockholders' Equity	6,649.0	7,399.7	7,874.3
Total Capital	8,231.0	8,396.1	8,850.8
Less:			
Leasing & Investment Debt	(770.1)	(239.4)	(199.0)
Cash	(1,057.7)	(1,372.8)	(1,684.5)
Net Debt & Equity	6,403.2	6,783.9	6,967.3
Debt to Total Capital	19%	12%	11%
Debt to Total Capital (x L&I)	11%	12%	11%

ITW
Cash Flow

	2002 Q4	2003 Q4
Net Income	223.0	283.3
Adjust for Non-Cash Items	11.8	263.1
Changes in Operating Assets & Liab.	109.8	(69.1)
Net Cash From Operating Activities	344.6	477.3
Additions to Plant & Equipment	(78.9)	(75.3)
Proceeds from investments	28.5	23.7
Free Operating Cash Flow	294.2	425.7
Acquisitions	(82.5)	(55.6)
Investments	(3.9)	(25.4)
Dividends	(70.5)	(73.8)
Debt	(20.0)	(34.2)
Other	220.0	74.9
Net Cash Increase	337.3	311.6

ITW
Return on Average Invested Capital

	2002 Q4	2003 Q4	F(U) Prior Yr.
Current Quarter			
Operating Income after taxes	240.5	296.9	56.4
Operating Margins	9.9%	11.3%	1.4%
Average Invested Capital	6,496.5	6,875.6	379.1
Capital Turnover	1.49	1.53	0.04
Return on Average Invested Capital	14.8%	17.3%	2.5%

	2002 Q4	2003 Q4	F(U) Prior Yr.
Year to Date			
Operating Income after taxes	978.8	1,078.1	99.3
Operating Margins	10.3%	10.7%	0.4%
Average Invested Capital	6,517.7	6,685.3	167.6
Capital Turnover	1.45	1.50	0.05
Return on Average Invested Capital	15.0%	16.1%	1.1%

ITW Acquisitions

	2002				2003			
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Annual Revenues Acquired	31	59	33	72	49	35	231	32
Purchase Price								
Cash Paid	35	57	14	82	44	30	74	56
Stock Issued	-	-	-	-	-	-	-	-
Total	35	57	14	82	44	30	74	56
Number of Acquisitions								
North America								
Engineered Products	2	1	1	1	1	-	3	3
Specialty Systems	-	2	1	2	-	2	1	1
International								
Engineered Products	1	2	1	-	-	1	2	1
Specialty Systems	2	2	2	1	7	3	3	-
Total	5	7	5	4	8	6	9	5

Key Economic Data

- **December '03 ISM: 66.2% is up from 53.7% in September '03**

- **US Industrial Production (ex. Tech.): +1.6% in December '03 compared to -2.3% in August '03**

- **Euro-Zone Purchasing Manager's Index: 52.4% in December '03 vs. 50.1% in September '03**

- **Euro-Zone Industrial Production: 0.9% in November '03 vs. –0.4% in July '03**

ITW
Engineered Products – North America

	2002 Q4	2003 Q4	F(U) Last Year Amount	%
Operating Revenues	726.5	748.6	22.1	3.0%
Operating Income	125.4	114.2	(11.2)	-8.9%
Operating Margins	17.3%	15.3%	-2.0%	

Engineered Products-North America Quarterly Analysis

	% F(U) Prior Year		
	Operating Revenue	Operating Income	Operating Margins
Base Business			
Operating Leverage	0.6%	1.4%	0.1%
Non Volume Related		-11.3%	-1.9%
Total	0.6%	-9.9%	-1.8%
Acquisitions / Divestitures	1.9%	1.3%	-0.1%
Translation	0.5%	0.5%	0.0%
Restructuring		-0.8%	-0.1%
Total	3.0%	-8.9%	-2.0%

Engineered Products-North America
Key Points

- **Total Construction: +1%**

- **ITW construction base revenues: +9% for Q4**
  -Commercial construction: slightly positive
  -New housing: +5% to +10%
  -Renovation/rehab: +5% to +10%

- **Wilsonart base revenues declined 5% for the quarter; flooring positive, basic laminate still weak**

- **2004 End Markets:**
  - **New housing: -3% to –4%**
  - **Renovation: +3% to +4%**
  - **Commercial: Flat to slightly up**

Engineered Products-North America
Key Points

- **Auto base revenues: -3% for Q4**
- **Big 3 build rates: -3% for Q4**
  - **GM: -2%**
  - **Ford: -4%**
  - **Chrysler: -2%**
- **December Big 3 inventories: 72 days**
  - **GM: 69 days**
  - **Ford: 76 days**
  - **Chrysler: 73 days**
- **ITW estimate for 2004:**
  - **Q1: -3%**
  - **FY: -3%**
- **Industrial:**
  Base revenues: increased +3% for Q4

ITW
Engineered Products – International

	2002 Q4	2003 Q4	F(U) Last Year Amount	%
Operating Revenues	448.1	535.5	87.4	19.5%
Operating Income	66.7	86.4	19.7	29.5%
Operating Margins	14.9%	16.1%	1.2%	

Engineered Products-International Quarterly Analysis

	% F(U) Prior Year		
	Operating Revenue	Operating Income	Operating Margins
Base Business			
Operating Leverage	2.4%	6.2%	0.5%
Non Volume Related		4.2%	0.6%
Total	2.4%	10.4%	1.1%
Acquisitions / Divestitures	1.5%	1.7%	0.0%
Translation	15.6%	18.2%	0.2%
Restructuring		-0.8%	-0.1%
Total	19.5%	29.5%	1.2%

Engineered Products-International
Key Points

- **Construction base revenues: +3% in Q4**
  - **Europe: +3% growth (strength in France, Germany and UK)**
  - **Austral-Asia: +2% (Paslode / Buildex strength)**
  - **Wilsonart Intl.: +3% (good activity in China)**

- **Automotive base revenues: 0% in Q4**
  - **Builds: -2% ytd**
  - **BMW: -2%; Ford: -4%; VW: -5%; Daimler: -3%; GM: +2%; Renault: +3%**
  - **ITW forecasting FY '04 builds: +2% to +3%**
- **Industrial base revenues: +5%**
  - **Industrial plastics, polymers and electronic component packaging all grew base revenues**

ITW
Specialty Systems-North America

	2002	2003	F(U) Last Year	
	Q4	Q4	Amount	%
Operating Revenues	801.3	859.8	58.5	7.3%
Operating Income	115.7	140.8	25.1	21.7%
Operating Margins	14.4%	16.4%	2.0%	

Specialty Systems-North America Quarterly Analysis

	% F(U) Prior Year		
	Operating Revenue	Operating Income	Operating Margins
Base Business			
Operating Leverage	2.4%	7.0%	0.7%
Non Volume Related		5.3%	0.8%
Total	2.4%	12.3%	1.5%
Acquisitions / Divestitures	4.0%	1.7%	-0.4%
Translation	0.9%	1.3%	0.0%
Restructuring		6.4%	0.9%
Total	7.3%	21.7%	2.0%

Specialty Systems-North America
Key Points

- **Welding base revenues: +12% in Q4 due to stronger equipment sales to construction; consumables and components units also grew sales**

- **Decorating base revenues: +2% growth led by hot stamp business**

- **Food Equipment base revenues: –3% in Q4 but operating margins improve**

- **Industrial packaging: Signode -4% base revenues in Q4; consumables / machinery weak**

- **Finishing base revenues: +13%; operating margins improve 180 basis points**

ITW
Specialty Systems-International

	2002 Q4	2003 Q4	F(U) Last Year Amount	%
Operating Revenues	461.1	542.4	81.3	17.6%
Operating Income	36.4	67.6	31.2	85.7%
Operating Margins	7.9%	12.5%	4.6%	

Specialty Systems-International Quarterly Analysis

	% F(U) Prior Year		
	Operating Revenue	Operating Income	Operating Margins
Base Business			
Operating Leverage	-5.2%	-24.4%	-1.6%
Non Volume Related		70.1%	5.8%
Total	-5.2%	45.7%	4.2%
Acquisitions / Divestitures	9.3%	9.8%	-0.4%
Translation	13.5%	19.9%	-0.1%
Restructuring		10.3%	0.9%
Total	17.6%	85.7%	4.6%

Specialty Systems-International
Key Points

.   **Total packaging: -7% base revenues in Q4**

- **Signode led decline for industrial packaging:**
  -Europe: -9%
  -Asia/Pacific: -3%

- **Food Equipment: base revenues -4%; operating margins improve more than 180 basis points in Q4**

- **Finishing: base revenues +1% in Q4; margins +60 basis points due to slight improvement in auto /general industrial end markets**

ITW
2004 Forecast

	Low	High	Mid Point	%F(U) 2003
1st Quarter				
Base Revenues	0%	3%	2%	
Income Per Share-Diluted	$0.73	$0.81	$0.77	18%
Full Year				
Base Revenues	1%	4%	3%	
Income Per Share-Diluted	$3.66	$3.96	$3.81	13%

ITW 2004 Forecast
Key Assumptions

- **Exchange rates hold at year end levels.**

- **Acquired revenues in the $500 to $700 million range.**

- **Restructuring cost of $55 to $65 million.**

- **Goodwill and Intangible impairment cost $5 to $15 million.**

- **Tax rate of 34%.**

ITW Conference Call

Q & A

Fourth Quarter

2003